Exhibit 99.7

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

ATTENDANCE FORM FOR SECURITY HOLDERS Extraordinary General Meeting to be held on Friday, 3 November 2023, at 3:00 p.m. (Belgian time)

This attendance form should be used by holders of securities of MDxHealth SA (the “Company”) who want to attend the extraordinary general shareholders’ meeting in person. More information regarding the requirements for, and the modalities of, participation in the meeting can be found in the convening notice of the extraordinary general shareholders’ meeting.

The signed and completed form must reach the Company at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Saturday, 28 October 2023 at the latest, by mail to:

MDxHealth SA
Attention Mr. Ron Kalfus
Company Secretary

CAP Business Center

Zone Industrielle des Hauts-Sarts
Rue d’Abhooz, 31
4040 Herstal,
Belgium

or by e-mail to:

agsm@mdxhealth.com

The deadline for the submission of this notification to attend the meeting is on a Saturday, during which there is usually no ordinary postal service. Therefore, the use of e-mail is strongly encouraged.

Holders of dematerialised securities must attach to the present form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date (i.e., Friday, 20 October 2023, at midnight (12:00 a.m., Belgian time)), with which they want to participate to the extraordinary general shareholders’ meeting.

Extraordinary General Shareholders’ Meeting of MDxHealth SA - Attendance form for security holders

The undersigned,

First Name:

Family Name:

Address:

or

Corporate name:

Corporate form:

Registered office:

Represented by (first name, family name and capacity):

owner of the following number of securities issued by MDxHealth SA, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium:

(Number of shares)
(Number of subscription rights)(1)
Note:
(1) Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

Hereby notifies his/her/its intent to attend the extraordinary general shareholders’ meeting of MDxhealth SA to be held on Friday, 3 November 2023, at 3:00 p.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place indicated at that place at that time.

The undersigned agrees that the English translation of the present attendance form is a free translation and for information purposes only, and that the French version shall prevail over the English translation.

The undersigned hereby confirms that the Company can send all confirmations and information required for participation in the extraordinary general shareholders’ meeting to the following e-mail address of the undersigned:

(E-mail address of security holder)

Done at ________________________, on____________________2023

Signature

Extraordinary General Shareholders’ Meeting of MDxHealth SA - Attendance form for security holders